Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation
comScore, B.V.	Netherlands
CSWS, Inc.	Virginia, U.S.A.
CS Adxpose, L.L.C.	Delaware, U.S.A.
RSC The Quality Measurement Company	Indiana, U.S.A.